Issuer Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-150290 March 9, 2010

Amgen Inc.

TERM SHEET

Dated March 9, 2010

$700,000,000 5.75% Senior Notes due 2040

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated March 9, 2010 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.

Ranking:	Senior Unsecured

Size:	$700,000,000

Maturity Date:	March 15, 2040

Coupon:	5.75%

Price to Public:	99.475%, plus accrued interest from March 12, 2010 if settlement occurs after such date

Yield to Maturity:	5.787%

Treasury Benchmark:	4.375% due November 15, 2039

Spread to Benchmark:	110 bps

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Reinvestment Rate:	0.20% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.

Net Proceeds to Issuer (before expenses):	$690,200,000

Trade Date:	March 9, 2010

Settlement Date:	March 12, 2010 (T+3)

CUSIP:	031162 BC3

ISIN:	US031162BC38

Denominations:	$2,000 x $1,000

Ratings:	Moody’s: A3 (Stable Outlook) S&P: A+ (Stable Outlook) Fitch: A (Stable Outlook)

Underwriters:	Joint Book-Running Managers:
Banc of America Securities LLC Barclays Capital Inc. Morgan Stanley & Co. Incorporated

Senior Co-Managers:
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
UBS Securities LLC

Co-Managers:
Daiwa Securities America Inc.
RBS Securities Inc.

Amgen Inc. has filed a registration statement (including a prospectus dated as of April 17, 2008) and a prospectus supplement dated as of March 9, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Banc of America Securities LLC by calling 800-294-1322, Morgan Stanley & Co. Incorporated by calling 866-718-1649 or Barclays Capital Inc. by calling 888-603-5847.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.